May 13, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Alan Campbell

Ms. Laura Crotty

Re: Aptevo Therapeutics Inc.

Registration Statement on Form S-3
File No. 333-286952

Dear Mr. Campbell and Ms. Crotty:

Reference is made to the Registration Statement on Form S-3 (File No. 333-286952) filed with the Securities and Exchange Commission (the “Commission”) by Aptevo Therapeutics Inc. (the “Company”) on May 2, 2025 (with all exhibits thereto, the “Registration Statement”). Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement, effective immediately.

The Company has determined not to pursue, at this time, the contemplated resale from time to time by certain selling stockholders of shares of the Company’s common stock, issuable upon exercise of certain common stock purchase warrants, to which the Registration Statement relates. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement the Company may file with the Commission.

Upon the granting of the Commission’s consent, please send copies of the order withdrawing the Registration Statement to the undersigned, and to the Company’s legal counsel, Paul Hastings LLP, Attn: Sean M. Donahue.

Please contact the Company’s legal counsel, Paul Hastings LLP, by calling Sean M. Donahue at (202) 551-1704 if you have any questions regarding this matter.

Very truly yours,

Aptevo Therapeutics Inc.

By: /s/ Marvin L. White

Name: Marvin L. White

Title: President and Chief Executive Officer

CC:	SoYoung Kwon, Aptevo Therapeutics Inc. Daphne Taylor, Aptevo Therapeutics Inc. Sean M. Donahue, Paul Hastings LLP